VIA EDGAR

April 22, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Ms. Kathleen Collins
Ms. Melissa Feider
Mr. Kevin Dougherty
Mr. Mark P. Shuman

RE:	Innovative Solutions and Support, Inc.
Form 10-K and Form 10-K/A for Fiscal Year Ended
September 30, 2008
Filed December 11, 2008 and December 19, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed on February 6, 2009
File No. 000-31157

Dear Ms. Collins and Ms. Feider:

On behalf of Innovative Solutions and Support, Inc. (the “Company”), we respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 10, 2009 to John C. Long (the “Comment Letter”), with respect to Form 10-K and Form 10-K/A for Fiscal Year Ended September 30, 2008, filed with the Commission by the Company on December 11, 2008 and December 19, 2008, respectively, and Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed with the Commission by the Company on February 6, 2009 (File No. 000-31157).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.             We note from your response to prior comment 1 that the “typographical errors” did not result in a mathematical mistake based on your consideration of the definition of an error pursuant to SFAS 154.  However, the typographical error of using the wrong net loss figure resulted in an error in the presentation of the cash flow statement and caused the mathematical calculations of “net cash provided by (used in) operating activities”, “net decrease in cash and cash equivalents”, and “cash and cash equivalents, end of year” to be incorrect.  As a result, it appears that the typographical errors would meet the definition of an error and, assuming these errors are considered material, the Company should have filed an Item 4.02 8-K and labeled the related cash flow information as restated[.]  In this regard, please provide the Company’s SAB 99 analysis in determining whether these errors were considered to be material.

Response:

The Company notes the Staff’s comment but respectfully disagrees with the Staff’s conclusion that “it appears that the typographical errors would meet the definition of an error” as defined in Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), which superseded Accounting Principles Board Opinion No. 20 (“APB No. 20”).  As explained in our March 27, 2009 letter, the Company believes that the errors in presentation that occurred in the consolidated statement of cash flows for the year ended September 30, 2008 were the result of a mis-key of a cell reference on an Excel spreadsheet, which caused the incorrect net income amount to be included on the consolidated statement of cash flows in the Company’s Form 10-K that was filed on December 11, 2008.  The mathematical calculations of “net cash provided by (used in) operating activities,” “net decrease in cash and cash equivalents,” and “cash and cash equivalents, end of year” were also presented incorrectly on the consolidated statement of cash flows in the Form 10-K, solely because the incorrect net income amount was improperly included.

SFAS No. 154 defines an “error in previously issued financial statements” as “an error in the recognition, measurement, presentation, or disclosure in the financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” (emphasis added).  Since there was no mistake in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared, to conclude that an error occurred as defined under SFAS No. 154 and therefore determine that a Form 8-K was required to be filed under Item 4.02(a), the errors in presentation in the financial statements must have resulted from a mathematical mistake.   In his book SOX 404 for Small, Publicly Held Companies:  Internal Control Assessment and Reporting Under Sarbanes-Oxley Robert Sonnelitter when discussing SFAS 154 states that mathematical mistakes occur when “a specified mathematical operation is not correct” or “the specified mathematical operation is not correctly performed.”  As a result of the typographical error in the net loss line item described above, the other line items also became misstated, but this was not due to a specified mathematical operation not being correct or not being correctly performed.  Instead, it was because once the incorrect net loss number was inserted into the statement, the specified mathematical procedures were correctly performed, resulting in an incorrect presentation for the three additional line items.  Because mathematical calculations determined the line items in question that were ultimately incorrect does not necessarily mean that the errors in those line items resulted from a mathematical mistake.

Instead, as noted in our March 27 letter, all of the errors in presentation on the statement of cash flows resulted from what we would consider to be one “typographical error” in the input of the net loss line item.  According to the Free On-line Dictionary of Computing, a typographical error is defined as an “error while inputting text via keyboard, made despite the fact that the user knows exactly what to type in. This usually results from the operator’s inexperience at keyboarding, rushing, not paying attention, or carelessness.”  Therefore, because the error in the presentation of the line items on the cash flow statement resulted from a typographical error and not a mathematical mistake, the error in presentation is not considered an error within the plain meaning of the term under SFAS No. 154, and therefore no Item 4.02 Form 8-K is required, no SAB 99 analysis is required to be performed and the cash flow statement need not be labeled as restated.

Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchase of Equity Securities

Comparison of the Five Year Total Return, page 20

2.             Your response to prior comment 4 states that you do not use a published industry or line-of-business index because you are not aware of any such index made of companies that are comparable to you and that would be accessible to your security holders or is widely recognized and used.  However, we note that other companies in the aerospace and aviation industry, under such SIC codes as 3721, 3728, 3812, and 3823, which appear to be comparable to you have identified and used such indices for comparison in their performance graphs; including the SPADES Defense index, the Dow Jones US Aerospace Index, or the S&P Aerospace and Defense Index.  Please advise as to why identification and use of such industry or line-of-business indices are not feasible or appropriate; or alternatively why you are unable to construct an index of peer issuer(s), which need not be limited to direct competitors.

Response:

The Company accepts the Staff’s comment and will include the Dow Jones US Aerospace & Defense Index on the stock performance table in its Proxy Statement for the 2010 annual meeting of shareholders based on its determination that including the Dow Jones US Aerospace & Defense Index would comply with the requirements of Item 201(e)(1)(ii) of Regulation S-K.

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page 39

3.             You state in your response to prior comment 6 that the Company has not recognized any revenue under SOP 97-2 in the historical financial statements.  However, from your response to prior comment 4 of your letter dated March 2, 2007, it appears that revenue from some of your arrangements was recognized pursuant to SOP 97-2.  Please clarify this discrepancy and tell us whether you subsequently concluded that the arrangements discussed in your March 2, 2007 response letter should have been accounted for pursuant to SAB 104 from inception.  Also, tell us the percentage of revenue recognized pursuant to SOP 97¬2 for each period presented and if applying SAB 104 would have resulted in different revenue recognition.  Additionally, tell us when and if there was a specific event that caused the Company to change its determination that SAB 104 was the appropriate guidance for revenue recognition.

Response:

The Company notes the Staff’s comment and the Staff’s reference to our letter dated March 2, 2007.  In the March 2, 2007 letter we stated:

 “Based on the considerations of the above guidance, the Company’s product sales (non-long term) should be accounted for under the guidance of SOP 97-2. Per SOP 97-2 revenue is recognized when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists;

•                  Delivery has occurred or services have been rendered;

•                  The seller’s price to the buyer is fixed or determinable; and

•                  Collectibility is reasonably assured.

The requirements of SOP 97-2 are consistent with the general requirements of SAB 104 noted above. As noted in SOP 97-2, software contracts may include post contract support and other related services. Although the Company’s product sales fall within the scope of SOP 97-2, the current product sales transactions do not include post contract support and other related services. As such, these portions of SOP 97-2 are not applicable to the Company.”

As noted in our March 2, 2007 letter, none of the product sales recognized at the time of the response contained “post contract support and other related services,” and revenue for those sales was therefore recognized at the time the product was shipped.  The Company also noted in its March 2007 response that the requirements of Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”) in the context of the product sales recognized at the time were consistent with the requirements of Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”).   In the Company’s response letter dated March 27, 2009, it was stated that “The Company has not recognized any revenue under SOP 97-2 in its historical financial statements.”  This statement is accurate because although the Company believed at the time of its March 2, 2007 response that its product sales should be accounted for under SOP 97-2, the sales activity and the nature of the then existing customer agreements under which the sales activity occurred resulted in the Company recognizing product sales under SAB 104, which management has concluded  was correct.  This statement is also accurate for revenue recognized related to sales arrangements with multiple deliverables for which the Company recognized revenue in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  This revenue recognition policy was previously stated in our March 27, 2009 letter. The Company does note, however, that the disclosure relating to the Company’s revenue recognition policy (Note 3 in the Company’s financial statements as of September 30, 2008) references SOP 97-2, even though no revenue was recognized under such guidance.  The Company will revise its disclosure, as indicated in the March 27, 2009 letter, in its second quarter 10-Q filing to be submitted on or before May 11, 2009 to remove the references to SOP 97-2.

In response to the Staff’s inquiry regarding whether there was a “specific event that caused the Company to change its determination that SAB 104 was the appropriate guidance for revenue recognition,” the Company notes that it is not aware of any specific event that caused the change in its determination.  Current financial management has determined that none of the Company’s contracts, nor any of its product sales, contained provisions or products that would have required recognition under SOP 97-2 versus SAB 104 and /or under the guidance included in EITF 00-21, as appropriate.  As noted in our March 27, 2009 letter, the Company’s products have included flat panel displays and air data systems, and these products have remained relatively unchanged.  The Company has recognized revenue appropriately and consistently under SAB 104 and EITF 00-21, as applicable, since its March 2, 2007 response.

In summary, current financial management has reviewed the sales arrangements and related revenue recognized and has concluded, for the reasons discussed above and in our March 27, 2009 letter, that the historical revenue recognition policies it has utilized have been consistent with SAB 104 and/or EITF 00-21, and that software is not more than incidental to the product.  Further, the Company concluded that it should continue to recognize revenue under SAB 104 and /or EITF 00-21, as applicable,  that revenue previously recognized had not been misstated and that no errors occurred.   As noted in our March 27, 2009 letter, in light of the constant evolution of the Company’s products as well as the fact that they do include embedded software, the Company does plan to continue to consider the applicability of SOP 97-2 (and any other potentially applicable accounting guidance) to each new product and/or customer arrangement.

4.             Additionally, explain in detail, how you determined whether or not the subsequent evaluation of the Company’s products, which resulted in the change from SOP 97-2 to SAB 104, should be considered a correction of an error pursuant to SFAS 154.

Response:

The Company notes the Staff’s comment and respectfully refers the Staff to our response to comment #3 above.  The Company, upon determining that the software utilized is not more-than-incidental to the Company’s flat panel products and therefore not subject to revenue recognition under SOP 97-2, considered whether revenue recognized up to that time was appropriate and concluded, for the reasons discussed above, that it was.  The Company concluded that under SAB 104, any revenue recognized would be the same as under SOP 97-2 for the activity that occurred.  As a result, the Company concluded that revenue recognized had not been misstated, and that no errors occurred.

5.             Please refer to prior comment 8.  Tell us how you considered disclosing that your customer contracts include provisions “requiring the payment of all revenue earned and costs incurred through the date of contract termination” to make it clear that there is no risk with respect to refundable fees associated with contract termination rights.

Response:

The Company notes the Staff’s comment and respectfully submits that its customer contracts do not provide the customer the right to any sort of refundable fee associated with their contract termination rights.  Previously, the Company had not considered the prospect of refundable fees associated with contract rights to be a sufficient risk such that additional disclosure was required.  However, to provide further clarity, in future filings the Company will provide additional disclosure to make it clear there is no risk with respect to refundable fees associated with contract rights because the customer has the obligation to pay for all revenue earned and costs incurred through the date of termination.  Had this enhanced disclosure been provided in the Company’s Form 10-K for the fiscal year ended September 30, 2008, it would have read as follows:

Sales to government contractors and agencies accounted for approximately 23%, 36% and 51% of total sales during fiscal years 2008, 2007 and 2006, respectively.  While under these contracts the government agency or general contractor typically retains the right to terminate the contract at any time at its convenience, to date these contracts generally have included provisions requiring the payment to the Company of all revenue earned and costs incurred by the Company through the date of contract termination, and do not entitle the customer to receive a refund of any previously paid fees.

6.             Please refer to prior comment 9 and tell us in further detail the factors management considered to determine that the Eclipse inventory would not be used for other products in Q1’09.  Additionally, we note that the Company stopped recognizing revenue in August 2008 “after you became aware of Eclipse’s deteriorating financial condition.”  Please tell us what information the Company considered to determine that

August 2008 was the appropriate month to cease revenue recognition for Eclipse and tell us exactly when this information became known to you.  In this regard, considering you ceased recognizing revenue in August, it appears that management may have known about Eclipse’s problems prior to the meeting referred to in your response.  Also, tell us the amount of accounts receivable due from Eclipse at June 30, 2008 and tell us whether any of these receivables were outstanding for more than the Company’s normal payment term (45 days).

Response:

The Company notes the Staff’s comment regarding inventory reserves related to Eclipse. In order to establish the inventory reserve related to the Eclipse inventory, the Company’s Purchasing and Accounting groups held several meetings during the last two weeks of September, 2008 and the first week of October, 2008.  At these meetings, the members of these groups collectively analyzed the “bills of material” associated with the Eclipse product and determined which components and subassemblies were unique to the Eclipse product, and whether such products could be used, or could be modified for use without significant additional cost, in other of the Company’s products.  The group utilized a forecast reporting function within the Company’s IT system to generate an excess and obsolete inventory report as of September 30, 2008 that contained inventory on hand detail by part number for all products sold by the Company (including Eclipse product) with a 24 month demand forecast horizon.  Based upon this analysis, the Company’s Accounting group then developed and calculated the excess and obsolete inventory reserve as previously discussed in our response to comment # 9 in our letter dated March 27, 2009.

Whether a product or part originally intended for a flat panel display to be sold to Eclipse can ultimately be used in a product for another customer is a matter of subjective judgment by management which is subject to change as new information regarding customer demands and other factors become available. As a result, the Company continued to re-evaluate its conclusions on the proper level of inventory reserve each quarter, and did so for the three months ended December 31, 2008.  For the first quarter of fiscal year 2009 (ending on December 31, 2008), the Company determined that an additional $336,000 of reserve was necessary for inventory determined to be obsolete based upon additional review and analysis.  Additionally, approximately $221,000 of reserve was established as of September 30, 2008 for the noncancellable purchase commitment of inventory in accordance with ARB 43, Chapter 4, Statement 10. When this inventory was received subsequent to September 30, 2008, the Company reclassified the accrued liability from accrued expenses to a contra-inventory account and, therefore, there was no impact to the income statement.

The Company notes the Staff’s comment regarding revenue recognition related to Eclipse.  From the date of the execution of the Eclipse contract through August 2008, based upon invoice payment history, discussions with Eclipse management and other suppliers regarding the credit status of Eclipse, the Company believed that the collectability of outstanding accounts receivable was reasonably assured.  Additionally, as evidenced in the table set forth at the end of this response, as of June 30, 2008, less than 1% of the $1.9 million of outstanding billings were greater than 30 days past due.  Until August, 2008, the Company believed that collectability of revenue recognized under the arrangement was reasonably assured based on the Company’s past collection experience as well as its ongoing business relationship with Eclipse.  The Company considered a variety of information in making the determination during August, 2008 to stop recognizing revenue from Eclipse due to the fact that Eclipse was experiencing financial difficulties.  Several of the key factors that caused the Company to come to that determination during August, 2008 are as follows:

•                  More frequent reductions to the planned production levels of Eclipse aircraft during July and August;

•                  Participation by Company management on a supplier conference call on August 8, 2008 during which the new Eclipse Chairman/CEO, Roel Piper outlined a new financing arrangement with HSBC and in the opinion of the Company’s management neglected to be forthright in answering supplier questions regarding production rates and past due balances;

•                  Lack of follow through by Eclipse on payment commitments during July/August 2008 (last payment via check/US mail received on July 18, 2008, wire transfer received on August 31, 2008);

•                  Continued growth in past due balances; and

•                  A letter received from the Eclipse CEO to Eclipse suppliers dated August 18, 2008.

In particular, after receiving the letter from the Eclipse CEO on August 18, 2008 and consulting with the Company’s board of directors, management of the Company determined to stop recognizing revenue from Eclipse.  After that date only an insignificant amount of revenue (approximately $54,000) was recognized based on amounts that were actually paid by Eclipse.  Concurrently with that determination, on August 20, 2008 the Company issued a press release and Form 8-K to revise its financial targets for the fourth quarter and fiscal year ended September 30, 2008, and held a conference call to discuss the matter further with investors on August 21, 2008.

For purposes of clarity, all of the information described above upon which the Company determined to stop recognizing revenue from Eclipse was known to the Company prior to the meeting referred to in our response to comment # 9 in our letter dated March 27, 2009.  This meeting was referenced in our prior letter for the purpose of illustrating the steps the Company took before recognizing an allowance as of September 30, 2008 against both the outstanding receivable balance as well as Eclipse-related inventory.  The decision to stop recognizing revenue from Eclipse was made in August 2008 based on the factors described above.

The balance of Eclipse accounts receivable at June 30, 2008 was as follows:

Total	$1,946,468
Current	1,889,860
>30 days past due	28,304
>60 days past due	0
>90 days past due	28,304

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell, Esq.

cc:	Geoffrey S. M. Hedrick
John C. Long
Henry N. Nassau, Esq.